PATRICK E. QUINN AND MAX L. FULLER ANNOUNCE
SUCCESSFUL COMPLETION OF TENDER OFFER
FOR SHARES OF U.S. XPRESS ENTERPRISES, INC.

CHATTANOOGA, TENNESSEE – October 12, 2007 – Patrick E. Quinn and Max L. Fuller, on behalf of New Mountain Lake Acquisition Company, today announced the successful completion of the tender offer for all outstanding shares of Class A common stock, par value $0.01 per share ("Class A Shares"), of U.S. Xpress Enterprises, Inc. (NASDAQ:  XPRSA) (the "Company"), other than Class A Shares already owned by Messrs. Quinn and Fuller and certain of their affiliates.  The tender offer expired, as scheduled, at 5:00 p.m., New York City time, on Thursday, October 11, 2007.

The depositary for the tender offer has advised that, as of the expiration of the tender offer, a total of approximately 8,130,055 Class A Shares were validly tendered and not withdrawn in the tender offer (including shares tendered by notices of guaranteed delivery).  The Class A Shares validly tendered and not withdrawn represent approximately 88.7% of all Class A Shares not owned by Messrs. Quinn and Fuller and their affiliates.

New Mountain Lake Acquisition Company has accepted for payment all Class A Shares that were validly tendered in the tender offer and intends to pay promptly for the accepted Class A Shares.  Messrs. Quinn and Fuller and their affiliates also have agreed to transfer to New Mountain Lake Acquisition Company approximately 3,344,605 Class A Shares and 3,040,262 shares of the Company's Class B common stock, par value $0.01 per share, owned by them.  As a result of these transfers and the acquisition of Class A Shares in the tender offer, New Mountain Lake Acquisition Company will own an aggregate of approximately 14,514,922 Class A Shares, representing approximately 93.3% of the total Class A Shares issued and outstanding.  New Mountain Lake Acquisition Company intends promptly to complete a short-form merger in which the remaining stockholders of the Company who did not tender their Class A Shares will receive $20.10 per Class A Share in cash, without interest thereon and less any required withholding taxes (other than Class A Shares held by Purchaser and Class A Shares held by stockholders who have properly exercised appraisal rights under Nevada law).

About U.S. Xpress Enterprises, Inc.

U.S. Xpress Enterprises, Inc. is the fourth largest publicly owned truckload carrier in the United States, measured by revenue.  The Company provides dedicated, regional, and expedited team truckload services throughout North America, with regional capabilities in the West, Midwest, and Southeastern United States. The Company is one of the largest providers of expedited and time-definite services in the truckload industry and is a leader in providing expedited intermodal rail services.  Xpress Global Systems, Inc., a wholly owned subsidiary, is a provider of transportation, warehousing, and distribution services to the floor covering industry.  The Company participates in logistics services through its joint ownership of Transplace, an Internet-based global transportation logistics company.  The Company has an 80% ownership interest in Arnold Transportation Services, Inc., which provides regional, dedicated, and medium length-of-haul services with a fleet of approximately 1,500 trucks, and Total Transportation of Mississippi and affiliated companies, a truckload carrier that provides medium length of haul and dedicated dry-van service with a fleet of approximately 600 trucks primarily in the Eastern United States. The Company has a 49% ownership interest in Abilene Motor Express, Inc. with approximately 170 trucks and a 40% interest in C&C Trucking of Duncan with approximately 130 trucks.  More information about U.S. Xpress Enterprises, Inc. and its principal subsidiary companies is available on the Internet at www.usxpress.com.

Forward-Looking Statements

This press release contains "forward-looking statements."  Investors are cautioned that all forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ materially from current expectations. Readers should review and consider these factors along with our various disclosures in filings with the Securities and Exchange Commission.

CONTACT:           Max L. Fuller (423) 255-9757
or
Patrick E. Quinn (423) 255-9757

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